ZHONGPIN INC.

21 Changshe Road, Changge City, Henan Province, PRC 461500 Tel: (86) 374 6217818 Fax: (86) 374 6217818
January 12, 2011

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Sonia Bednarowski

Re:	Zhongpin Inc.
Registration Statement on Form S-3
Filed December 10, 2010
File No. 333-171093
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No. 001-33593

Ladies and Gentlemen:

We received your letter dated December 28, 2010 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced Registration Statement on Form S-3 (File No. 333-171093) (the “Registration Statement”) filed under the Securities Act of 1933, as amended and Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) filed under the Securities Exchange Act of 1934, as amended.  Our responses to the specific comments are set forth below.  For the convenience of the Staff, each comment from the Letter is restated in bold and italics prior to the response to such comment.  Throughout our response, references to “the Company,” “we,” or “our” refer to Zhongpin Inc.

We have filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which incorporates the Company’s responses to the Staff’s comments.

We respectfully submit that we do not believe that any amendment to the Form 10-K is necessary or required in connection with the Staff’s comments to the Form 10-K.  Rather, as discussed more fully below, we hereby undertake to adjust our disclosures in future filings as appropriate.

Registration Statement on Form S-3

Prospectus Summary, page 3

Our Business, page 3

1.
We suggest removing the adjectives “high-quality” and “fresh” from the second sentence in this section or restating the sentence as a belief.  We are unable to locate a description of your products in the Business section of the 10-K which suggests that your hogs are materially better than other hogs, e.g., not raised on organic food.  We believe that the statement that your frozen pork products are “fresh” seems inconsistent with the disclosure elsewhere in the prospectus.

In response to the Staff’s comment, the Company has restated the sentence as a belief. We have revised the sentence in Amendment No. 1 to read as follows:

“We are developing what we believe is a nationally recognized brand of high-quality, fresh-tasting, healthy and nutritious meat and food products targeting the middle class in the PRC.”

In addition, the Company believes that the terms fresh or freshness as used in the Company’s prospectus and other public disclosures is not inconsistent with other disclosure, for example relating to our primary business of selling chilled and frozen meat products.  As discussed on pages 8 and 11 of the Form 10-K, under the sections entitled “Our Products” and “Manufacturing and Production,” the process by which we chill or freeze pork is important in maintaining its freshness.  The Company’s references to fresh and freshness are thus not related to raw, uncooked or freshly slaughtered pork, but are instead references to the fresh flavor and taste of our chilled and frozen pork products.  The perception of freshness is and has always been important to the success of our brand and our products.  We believe consumers in China, in particular, understand the concept of chilled and frozen meat products that maintain a “fresh” taste once warmed and cooked.

2.	Please explain what you mean by “special legal status” in the fourth paragraph on page 3.

We advise the Staff that the “four cities with special legal status” refers to the four municipalities in China that are directly controlled and administered by the central PRC government, including Beijing, Shanghai, Tianjin and Chongqing.  We have revised the sentence in Amendment No. 1 to read as follows:

“We have established distribution networks in 20 provinces and in the four central government-administered municipalities of Beijing, Shanghai, Tianjin and Chongqing, in the North, East, South and Mid-South regions of the PRC.”

Risk Factors, page 4

3.
Please remove the reference to “new factors” and the statement that “it is not possible for management to predict all of the factors” in the third sentence of the introductory paragraph to this section.  Only known material risks should be referenced in this section.

The Company has revised the relevant disclosure on page 4 of the prospectus in response to the Staff’s comment to read as follows:

“It is not possible for management to assess the effect of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.”

4.	We note the disclosure in the first risk factor on page 10. Please tell us the business reason for the guarantees discussed.

The Company advises the Staff that in China, banks are often willing to extend larger loans if the loan is guaranteed by a third party.  In addition, companies in China often prefer to obtain a third party guarantee instead of pledging their own assets as collateral because obtaining a valuation of such assets is expensive and time consuming.  A mutual guarantee is common practice in China as it provides a mutual benefit to both companies involved.

Description of Capital Stock, page 23

5.
Please advise as to how may shares of Series A convertible preferred stock are issued and outstanding.  To the extent that any shares of your Series A convertible preferred stock are issued and outstanding, please disclose here.

The Company advises the Staff that it currently has no issued and outstanding shares of Series A convertible preferred stock.  The Company has revised the disclosure in Amendment No. 1 to add a sentence as follows:

“As of November 19, 2010, none of our shares of Series A convertible preferred stock were issued and outstanding.”

Preferred Stock, page 23

6.
Please revise to clarify what you mean on page 23 when you state that your “Board of Directors has designated 7,631,250 shares of authorized but unissued preferred stock as Series A convertible preferred stock, all of which has been converted into shares of common stock.”

The Company has revised the sentence in Amendment No. 1 to read as follows:

“Our Board of Directors previously authorized the issuance of up to 7,631,250 shares of Series A convertible preferred stock.  We issued 6,900,000 shares of Series A convertible preferred stock on January 30, 2006, all of which have been converted into shares of common stock as of the date hereof.”

Undertakings, page II-4

7.	Please revise to include the undertakings in Item 512(i) of Regulation S-K or advise.

In response to the Staff’s comment, the Company has included the undertakings in Item 512(i) in Amendment No.1.

Index to Exhibits, page II-6

8.	We are unable to find Exhibit 4.10. Please revise.

The Company advises the Staff that Exhibit 4.10 was incorrectly referenced as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed September 26, 2007.  The correct reference should be to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed October 2, 2007.  The Company has corrected the reference in Amendment No. 1.

Form 10-K for Fiscal Year Ended December 31, 2009

Management Discussion and Analysis, page 42

Critical Accounting Policies, page 44

9.
Your disclosures here do not provide investors with any of the material assumptions and judgments you made in arriving at significant estimates included in your financial statements, nor do they provide investors with the ability to understand how differing assumptions and judgments would impact your estimates.  Please revise your critical accounting policies to disclose the actual assumptions and judgments, how those assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on your financial statements.  In addition, as critical accounting estimates and assumptions are based on matters that are highly uncertain also analyze their specific sensitivity to change with qualitative and quantitative information, as reasonably available.  Please note that disclosure in this part of your filing should not simply repeat policy disclosure contained in the notes to your financial statements.  Refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

In response to the Staff’s comment, in its future filings, the Company will revise its critical accounting policies to disclose the actual assumptions and judgments, how those assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on its financial statements.  In addition, as critical accounting estimates and assumptions are based on matters that are highly uncertain, the Company also will analyze their specific sensitivity to change with qualitative and quantitative information, as reasonably available.

In addition, in future filings, the Company expects to revise its disclosure under “Critical Accounting Policies” to do the following:

•	Expand the disclosure for “Impairment of Long-Lived Assets” to include a description of the methods and assumptions used to assess impairment;

•	Include in the disclosure of “Accounts Receivable” a discussion about the circumstances under which a customer account would be evaluated for specific bad debt allowance;

•
Discuss under “Income Taxes” the amount of revenue we would need to achieve on a monthly or quarterly basis in order to recover our VAT recoverable as well as the anticipated time period for such recovery (judgments and estimates may be used when assessing the future performance of each subsidiary, on which the recoverability of VAT is based); and

•	Include a discussion of option valuation and the methods and inputs used for such valuation.

Results of Operations, page 47

Other Income Government Subsidies, page 51

10.
Although the reasons for the government subsidies may be available in other sections of your filing, such information is disaggregated and not readily apparent.  In this regard, please discuss here in greater detail the reason for the increase in the government subsidies, the purpose of the subsidies and whether you expect that they will continue in future periods.  Note that all material increases and decrease in income and expenses should be discussed including providing analysis of the factors behind the changes, and it appears to us that government subsidies have been and continue to be material to your results.

In response to the Staff’s comments, the Company expects, in its future filings, to state the following (or similar words to this effect):

“We have experienced an increase in government subsidies because by expanding into new regional markets and constructing new facilities in new areas, we have recently qualified to apply for more government subsidies.  The PRC government provides subsidies to support businesses in the agriculture and related industries, such as ours.  Our business, including hog breeding, pork processing, fruit & vegetable processing and cold-chain logistics as well as related food safety and technological innovations, all enjoy policy support from the PRC government. We expect to continue to receive government subsidies in future periods, as the PRC government continues its policy of promoting agriculture and related industries.”

Notes to Financial Statements

Note 14: Earnings per Share, page F-28

11.
Please disclose the amount of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, as it is antidilutive to the period(s) presented.  Refer to ASC 260-10-50-1c for guidance.  From the information in Note 13 “Stock Warrants and Options,” it appears there may be antidilutive securities that are not included in the computation of diluted EPS.

Since all of the Company’s options and warrants are “in-the-money” and have been included in the computation of diluted EPS, the Company currently expects to state the following (or similar words to this effect) in its future filings should the average market price remain greater than the exercise price of the options and warrants for the reporting periods:

“All potentially dilutive securities were included in diluted earnings per share as the average market price is greater than the exercise price of the warrants and options outstanding.”

Note 16: Commitments and Contingencies, page F-30

Mutual Guarantee, page F-30

12.	Please tell us and disclose in your filing why your maximum potential amount of future payments under the mutual guarantee is $38.1 million when the outstanding guarantees are only for $14.6 million.

The Company respectfully advises the Staff that it had inadvertently stated that the maximum potential amount of future payments under the mutual guarantee is $38.1 million, when the amount is actually $14.6 million.  We will revise our future filings to reflect the correct amount.

* * *

The Company advises the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or would like clarification as to any of the information provided in this letter, please do not hesitate to contact Robert Plesnarski of O’Melveny & Myers LLP at (202) 383-5149 or David Roberts of O’Melveny & Myers LLP at (86-10) 6563-4209.

Sincerely,

/s/ Feng Wang
Feng Wang
Chief Financial Officer

cc:	Xianfu Zhu
Chief Executive Officer of Zhongpin Inc.
Robert Plesnarski
O’Melveny & Myers LLP
David Roberts
O’Melveny & Myers LLP